

12014374

COMMISSION
)549

SEC Processing Section

MAR 14 2012

Washington, DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-. 15900

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/11___ AND ENDING ___12/31/11___
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fred Alger & Company, Incorporated

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

___360 Park Avenue South___
                        (No. and Street)

___New York___   ___NY___   ___10010___
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Robert L. Kincel___   ___(201) 547-3600___
                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___KPMG LLP___
            (Name – *if individual, state last, first, middle name*)

___345 Park Avenue___   ___New York___   ___NY___   ___10154-0102___
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Robert L. Kincel_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Fred Alger & Company, Incorporated_____ , as
of _____December 31__, 20_11_____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____   _____

                                                              Signature

                                                       Chief Financial Officer
                                                       Title

_____
                 Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independant Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BARBARA C. MARTIN-HART
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires July 21, 2013



FRED ALGER & COMPANY, INCORPORATED
AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2011

(With Report of Independent Registered Public Accounting Firm and
Supplementary Report Filed in Accordance with Rule 17a-5)

**FRED ALGER & COMPANY, INCORPORATED
AND SUBSIDIARY**

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Consolidated Statement of Financial Condition	2
Notes to Consolidated Statement of Financial Condition	3
Supplementary Report of Independent Registered Public Accounting Firm	
Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5	20



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Fred Alger & Company, Incorporated:

We have audited the accompanying consolidated statement of financial condition of Fred Alger & Company, Incorporated and Subsidiary (the Company), a wholly owned subsidiary of Alger Associates, Inc., as of December 31, 2011. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fred Alger & Company, Incorporated and Subsidiary as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

March 12, 2012

**FRED ALGER & COMPANY, INCORPORATED
AND SUBSIDIARY**

Consolidated Statement of Financial Condition

December 31, 2011

Assets

Cash	$	5,185,763
Due from brokers		353,609
Management fees receivable		11,757,152
Receivable from mutual funds (note 6)		2,630,612
Financial instruments owned, at fair value (note 5)		95,819,999
Due from Parent/affiliates		1,377,771
Prepaid expenses and other assets		4,507,566
Deposits with clearing organizations		530,593
Property and equipment, net (note 7)		8,486,665
	$	130,649,730

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses and other liabilities (notes 8 and 11)	$	34,393,714
Financial instruments sold, not yet purchased (note 5)		352,022
Due to brokers		282,286
Current taxes payable (note 10)		2,480,441
Net deferred tax liability (note 10)		4,014,258
Total liabilities		41,522,721

Commitments and contingencies (notes 12 and 13)

Stockholder's equity:	
11% Series A cumulative preferred stock $100 par value – 5,000 shares authorized; 1,370 shares issued and no shares outstanding	137,000
Voting common stock, $0.10 par value – 1,000 shares authorized; 113.027 shares issued; 105.725 shares outstanding	11
Nonvoting common stock, $0.10 par value – 1,000 shares authorized and no shares issued or outstanding	—
Additional paid-in capital	87,842,433
Retained earnings	1,313,631
Less treasury stock, at cost: 7.302 shares voting common stock and 1,370 Series A shares cumulative preferred stock	(166,066)
Total stockholder's equity	89,127,009
	$ 130,649,730

See accompanying notes to consolidated statement of financial condition.

(1) Organization and Principles of Consolidation

Fred Alger & Company, Incorporated (Company) is a wholly owned subsidiary of Alger Associates, Inc. (Parent). The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary, Fred Alger Management, Inc. (FAM). Significant intercompany balances and transactions have been eliminated in consolidation.

(2) Business

The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) under the Securities and Exchange Act of 1934, and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). FAM is registered under the Investment Advisers Act of 1940. The Company acts as the principal underwriter of the Alger funds sponsored by FAM. The Company also effects transactions principally for the customers of FAM. The Company clears trades on a fully disclosed basis with a third party service provider.

(3) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of less than ninety days at acquisition, as cash and cash equivalents. All cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company does not hold any cash equivalents at December 31, 2011.

(c) Valuation of Financial Instruments

Investments in financial instruments and financial instruments sold, not yet purchased are measured at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models.

The Company follows ASC 820 (SFAS No. 157), *Fair Value Measurements*, which establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Classification within the hierarchy is based upon the lowest level of

input that is significant to the fair value measurement. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Level 2 inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical assets or liabilities traded in nonactive markets (i.e., dealer or broker markets); and (iii) inputs other than quoted prices that are observable or inputs derived from or corroborated by market data.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation.

The following are types of financial instruments the Company held as of December 31, 2011:

Preferred Stocks

The Company holds one preferred stockholding with the fair value of the holding based on quoted prices in an active market. The security, however, is included in Level 2 of the fair value hierarchy due to the fact that it is not traded in an active market.

Corporate Bonds

The fair value of corporate bonds are valued based on available market quotations received from an independent pricing service which may utilize both transaction data and market information such as yield, prices of securities of comparable quality, coupon rate, maturity, type of issue, trading characteristics and other market data. As this information is obtained from information observable to the market these investments are included in Level 2.

Money Market Funds

The Company owns investments in several money market funds that are valued based on readily available and observable net asset values. These investments are included in Level 1 of the fair value hierarchy.

Mutual Funds

The Company owns investments in various mutual funds advised by FAM (Alger mutual funds) that are valued based on readily available and observable net asset values. These investments are included in Level 1 of the fair value hierarchy.

Exchange-Traded Equity Securities

The Company owns positions in various common stocks of publicly traded companies. These securities are generally valued using the last sales price or official closing price taken from the primary market in which each security trades. As such, these investments are included in Level 1 of the fair value hierarchy.

Financial Instruments Sold, Not Yet Purchased

The Company has sold financial instruments that it does not own and will, therefore, be obligated to purchase such financial instruments at a future date. When this occurs, the Company will provide collateral to the broker-dealer. The Company has recorded this obligation in the consolidated statement of financial condition at the year-end fair value of the financial instruments. There is an element of market risk in that, if the financial instruments sold short increase in value, it will be necessary to purchase the financial instruments sold short at a cost in excess of the obligation reflected in the consolidated statement of financial condition. These investments are included in Level 1 of the fair value hierarchy.

(d)   *Securities Transactions*

The Company records security transactions based on trade date. The Company has the ability to purchase securities on margin which resulted in an amount recorded in Due to brokers at December 31, 2011.

(e)   *Commitments and Financial Instruments with Off-Balance Sheet Risk*

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance sheet risk. These financial instruments include financial instruments sold, not yet purchased.

The Company's financial instruments are subject to the following:

Market Risk

Market risk represents the potential loss that can be caused by a change in the fair value of the financial instrument.

(Continued)

Credit Risk

Credit risk represents the risk that the Company would incur if its counterparties failed to perform pursuant to the terms of their agreements with the Company.

The Company has agreements with various brokerage firms to carry its accounts as a customer. The brokers have custody of the Company's investments and, from time to time, cash balances which may be due from these brokers.

Liquidity Risk

Liquidity risk represents the possibility that the Company may not be able to rapidly adjust the size of its positions in times of high volatility and financial stress at a reasonable price.

Interest Rate Risk

Interest rate risk represents a change in interest rates, which could result in an adverse change in the fair value of an interest-bearing financial instrument.

Political Risk

The Company is exposed to political risk to the extent that FAM, on its behalf and subject to its investment guidelines, trades securities that are listed on various U.S. and foreign exchanges and markets. The governments in any of these jurisdictions could impose restrictions, regulations or other measures, which may have a material adverse impact on the Company's investment strategy.

(f)   *Mutual Fund Fees*

FAM is the investment adviser to five registered investment companies (Alger mutual funds):

- The Alger Funds
- The Alger Portfolios
- The Alger Funds II
- The Alger China – U.S. Growth Fund
- The Alger Institutional Funds

FAM is the also the investment adviser to the Alger SICAV, a collective investment undertaking available for sale to non-U.S. citizens.

Mutual Fund fees are earned by the Company for distribution and administration work performed for the Alger mutual funds and Alger SICAV.

(Continued)

(g) *Management Fees Receivable*

Management fees are paid to FAM for advisory services provided to its customers. Such fees are generally received monthly and quarterly, but are recognized as earned based on the terms of the customer agreements. Amounts recorded reflect what is receivable as of December 31, 2011.

(h) *Receivable from Mutual Funds*

The Company, in its capacity as underwriter for the Alger funds, pays fees to third party dealers who sell the funds to their customers. To the extent the fees paid do not exceed amounts collected from the Alger funds pursuant to distribution plans operating under Rule 12b-1 of the Investment Company Act of 1940 (12b-1 Plans), they are incurred by the Company. To the extent these fees exceed amounts collected pursuant to 12b-1 Plans, they are incurred by FAM. Amounts recorded reflect what is receivable as of December 31, 2011.

(i) *Depreciation and Amortization*

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided for primarily by the straight-line method over their estimated useful lives, ranging from 5 to 10 years. Leasehold improvements are amortized by the straight-line method over the lesser of their economic useful lives or the terms of the related leases.

(j) *Deferred Rent*

In accordance with ASC 840, the Company has long-term operating leases that include escalating lease payments for which rent expense is recorded ratably over the noncancelable base lease period. Deferred rent represents the difference between rent on a straight-line basis compared to the annual rent payable.

(k) *Income Taxes*

Beginning with its 2008 taxable year, the Company and its shareholders elected to be treated as an S Corporation under the Internal Revenue Code for purposes of filing Federal income tax returns. As an S Corporation, the Company generally will not have to pay corporate-level income taxes but instead any income or loss will be included in the individual shareholder's tax returns. The Company did not elect to be treated as an S Corporation for any state or local jurisdictions in which it files tax returns. As such, state and local income taxes are incurred at the corporate level.

Prior to its 2008 tax year, the Company was taxed as a C corporation. A corporation that converts to taxation as an S Corporation may hold assets (including intangible assets not reflected on the balance sheet, such as goodwill) with "built-in gains," which are assets whose fair market value as of the effective date of the election exceeds their tax basis.

In general, a corporation that converts to taxation as an S Corporation must pay corporate level tax on any of the net built-in gains it recognizes during the 10-year period beginning on the effective date of its election to be treated as an S Corporation. At October 31, 2007, the Company's effective date of election, the Company had built-in gains of $37,935,000 relating primarily to unrealized gains on its investments. The remaining unrealized built-in gains as of December 31, 2011 amounted

to approximately $13,067,000. It is possible that the Company will realize a substantial amount of these built-in gains over the 10-year period which will result in Federal income taxes being due.

Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax-basis carrying amounts. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the enactment date occurs.

The Company files its tax returns as a member of a consolidated group but accounts for its tax expense on a separate company basis reflecting its proportionate share of the tax asset or liability as if it were filing on its own. Any amounts due are payable to the Parent.

In the preparation of income tax returns, tax positions are taken based on interpretation of Federal, State and local income tax laws for which the outcome is uncertain. Management has analyzed the Company's tax position taken on Federal income tax returns for all open years and has recorded a provision at December 31, 2011 of $504,889 (of which $134,605 represents potential interest and penalties) in connection with such tax positions in the Company's consolidated statement of financial condition. This provision is included in current tax payable on the consolidated statement of financial condition. Uncertainty in income tax positions is accounted for by recognizing in the consolidated financial statements the impact of a tax position when it is more likely than not that the tax position would be sustained upon examination by the tax authorities based on the technical merits of the position. Management considers the facts and circumstances available as of the reporting date in order to determine the appropriate tax benefit to recognize including tax legislation and statutes, legislative intent, regulations, rulings and case law. Differences could exist between the ultimate outcome of the examination of a tax position and management's estimate. It is not expected that these differences will have a material impact on the consolidated statement of financial condition.

(4) New Pronouncements

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. ASU No. 2011-04 requires additional disclosures regarding fair value measurements. Effective for fiscal years beginning after December 15, 2011, and for interim periods within those fiscal years, entities will need to disclose the following:

- the amounts of any transfers between Level 1 and Level 2 and the reasons for those transfers, and

- for Level 3 fair value measurements, quantitative information about the significant unobservable inputs used, a description of the entity's valuation processes, and a narrative description of the sensitivity of the fair value measurement to changes in the unobservable inputs and the interrelationship between inputs.

(Continued)

FRED ALGER & COMPANY, INCORPORATED
AND SUBSIDIARY

Notes to Consolidated Statement of Financial Condition

December 31, 2011

Management is currently evaluating the impact ASU No. 2011-04 will have on the Company's financial statement disclosures.

(5) Financial Instruments at Fair Value

The following presents the Company's financial instruments' fair value hierarchy as of December 31, 2011:

Assets	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance
United States:				
Financial instruments owned:				
Preferred stocks	$ —	1,104,000	—	1,104,000
Corporate bonds	—	5,247,353	—	5,247,353
Mutual funds	42,104,390	—	—	42,104,390
Money market funds	43,120,648	—	—	43,120,648
Exchange-traded equity securities:				
Diversified financial services	668,055	—	—	668,055
Computer related and business services	355,733	—	—	355,733
Oil and gas	233,417	—	—	233,417
Health care provider and services	182,633	—	—	182,633
Internet and catalog retail	127,026	—	—	127,026
Software	126,967	—	—	126,967
Pharmaceuticals	115,365	—	—	115,365
Internet software and services	110,346	—	—	110,346
Retailing	106,544	—	—	106,544
Communication equipment	103,929	—	—	103,929
Media	96,254	—	—	96,254
Biotechnology	95,063	—	—	95,063
Specialty retail	87,748	—	—	87,748
Chemicals	73,736	—	—	73,736
Tobacco	70,488	—	—	70,488
Commercial banks	67,549	—	—	67,549
Household Products	66,683	—	—	66,683
Manufacturing	65,286	—	—	65,286
Semiconductors	63,139	—	—	63,139

(Continued)

FRED ALGER & COMPANY, INCORPORATED AND SUBSIDIARY

Notes to Consolidated Statement of Financial Condition

December 31, 2011

Assets	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance
Insurance	$ 62,719	—	—	62,719
Food and beverage	55,461	—	—	55,461
Semiconductor and semiconductor equipment	55,016	—	—	55,016
Energy equipment and services	54,770	—	—	54,770
Financial services	53,116	—	—	53,116
Information technology services	51,425	—	—	51,425
Auto equipment and services	50,654	—	—	50,654
Hotels, restaurants and leisure	47,919	—	—	47,919
Machinery	45,867	—	—	45,867
Wireless telecommunication services	45,468	—	—	45,468
Freight	43,987	—	—	43,987
Restaurants and lodging	43,844	—	—	43,844
Road and rail	39,964	—	—	39,964
Beverages	39,744	—	—	39,744
Mining	38,961	—	—	38,961
Medical technology	37,448	—	—	37,448
Real estate	34,563	—	—	34,563
Computers and peripherals	32,085	—	—	32,085
Diversified financial services	31,606	—	—	31,606
Aerospace and defense	30,260	—	—	30,260
Multiline retail	28,915	—	—	28,915
Textiles, apparel and luxury goods	28,096	—	—	28,096
Health care equipment and supplies	26,742	—	—	26,742
Electrical equipment	26,154	—	—	26,154
Metals and mining	20,860	—	—	20,860
Commercial services and supplies	20,509	—	—	20,509
Industrial conglomerates	20,319	—	—	20,319
Electric and gas companies	18,430	—	—	18,430
Broadcasting	18,157	—	—	18,157
Oil well equipment and drilling	17,187	—	—	17,187
Communications	17,132	—	—	17,132
Computer software	17,019	—	—	17,019
Electronics	16,854	—	—	16,854

(Continued)

Assets	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance
Electronic equipment and instruments	$ 16,568	—	—	16,568
Airlines	16,379	—	—	16,379
Energy and energy services	14,699	—	—	14,699
Education	13,684	—	—	13,684
Air freight and logistics	13,612	—	—	13,612
Consumer finance	13,327	—	—	13,327
Paper packaging and forest products	13,261	—	—	13,261
Human resources	12,286	—	—	12,286
Apparel	10,847	—	—	10,847
Building and construction	9,893	—	—	9,893
Auto components	9,133	—	—	9,133
Electric utilities	8,980	—	—	8,980
Real estate management	8,666	—	—	8,666
Metals	8,207	—	—	8,207
Construction and engineering	7,900	—	—	7,900
Food and staples retailing	7,298	—	—	7,298
Medical devices	7,231	—	—	7,231
Medical services	6,785	—	—	6,785
Utilities	6,712	—	—	6,712
Automotive	5,428	—	—	5,428
Aerospace	5,195	—	—	5,195
Personal products	5,155	—	—	5,155
Food products	3,966	—	—	3,966
Business services	3,964	—	—	3,964
Health care administrative services	3,896	—	—	3,896
Consumer products	3,696	—	—	3,696
Transportation	3,140	—	—	3,140
Diversified telecommunication services	2,917	—	—	2,917
Railroads	2,914	—	—	2,914
Food chains	2,223	—	—	2,223
Health care	2,190	—	—	2,190
Agriculture	2,175	—	—	2,175
Multi-utilities and unregulated power	1,443	—	—	1,443

(Continued)

FRED ALGER & COMPANY, INCORPORATED AND SUBSIDIARY

Notes to Consolidated Statement of Financial Condition

December 31, 2011

Assets	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance
Finance	$ 1,370	—	—	1,370
Engineering	1,256	—	—	1,256
Total exchange-traded equity securities	4,243,608	—	—	4,243,608
Total financial instruments owned	$ 89,468,646	6,351,353	—	95,819,999

Liabilities	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance
United States:				
Financial instruments sold, not yet purchased:				
Exchange-traded equity securities:				
Oil and gas	$ 27,135	—	—	27,135
Media	17,387	—	—	17,387
Hotels, restaurants and leisure	13,481	—	—	13,481
Information technology services	12,464	—	—	12,464
Computer related and business services	11,328	—	—	11,328
Electric and gas companies	10,694	—	—	10,694
Energy and energy services	10,475	—	—	10,475
Finance	10,218	—	—	10,218
Specialty retail	10,169	—	—	10,169
Communication equipment	9,404	—	—	9,404
Health care equipment and supplies	9,268	—	—	9,268

12   (Continued)

FRED ALGER & COMPANY, INCORPORATED AND SUBSIDIARY

Notes to Consolidated Statement of Financial Condition

December 31, 2011

Liabilities	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance
Retailing	$ 8,546	—	—	8,546
Food and staples retailing	8,498	—	—	8,498
Defense	8,424	—	—	8,424
Software	8,324	—	—	8,324
Diversified financial services	8,137	—	—	8,137
Semiconductors	7,992	—	—	7,992
Insurance	7,929	—	—	7,929
Household products	7,724	—	—	7,724
Health care facilities	7,472	—	—	7,472
Consumer products	7,391	—	—	7,391
Computer software	6,884	—	—	6,884
Food products	6,648	—	—	6,648
Financial services	6,570	—	—	6,570
Aerospace and defense	6,401	—	—	6,401
Business services	6,318	—	—	6,318
Personal products	6,200	—	—	6,200
Biotechnology	6,054	—	—	6,054
Multiline retail	5,976	—	—	5,976
Manufacturing	5,848	—	—	5,848
Capital markets	5,781	—	—	5,781
Textiles, apparel and luxury goods	5,555	—	—	5,555
Auto equipment and services	5,437	—	—	5,437
Electric utilities	5,204	—	—	5,204
Health care	5,074	—	—	5,074
Semiconductor and semiconductor equipment	4,666	—	—	4,666
Metals	4,325	—	—	4,325
Internet software and services	3,977	—	—	3,977
Pharmaceuticals	3,816	—	—	3,816
Tobacco	3,420	—	—	3,420
Freight	3,115	—	—	3,115
Oil well equipment and drilling	2,930	—	—	2,930

(Continued)

FRED ALGER & COMPANY, INCORPORATED
AND SUBSIDIARY

Notes to Consolidated Statement of Financial Condition

December 31, 2011

Liabilities	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance
Home furnishings and fixtures	$ 2,627	—	—	2,627
Communications	2,538	—	—	2,538
Real estate management	2,421	—	—	2,421
Agriculture	2,175	—	—	2,175
Computer technology	2,053	—	—	2,053
Health care provider and services	2,032	—	—	2,032
Communication technology	1,907	—	—	1,907
Computer services	1,825	—	—	1,825
Commercial banks	1,785	—	—	1,785
Total financial instruments sold, not yet purchased	$ 352,022	—	—	352,022

There were no significant transfers between Level 1 and Level 2 fair value measurements.

(6) Related Party Transactions

(a) Directors and Officers

Certain employees of the Company and FAM are officers of the Mutual Funds.

(b) Revenue Transactions

FAM provides advisory services to the Mutual Funds and Alger SICAV, for which it earns management fees. Amounts receivable relating to these fees are included in management fees receivable on the Consolidated Statement of Financial Condition.

FAM provides certain administration services to the Mutual Funds for which it receives fund administration fees and shareholder administration fees. FAC earns fees from the Mutual Funds and Alger SICAV Funds pursuant to distribution plans operating under Rule 12b-1 of the Investment Company Act of 1940. Amounts receivable relating to these fees are included in receivable from Mutual Funds on the Consolidated Statement of Financial Condition.

The Mutual Funds and Alger SICAV Funds also pay the Company brokerage commissions in connection with securities transactions for the year. Amounts receivable relating to these fees are included in prepaid expenses and other assets on the Consolidated Statement of Financial Condition.

(Continued)

**FRED ALGER & COMPANY, INCORPORATED
AND SUBSIDIARY**

Notes to Consolidated Statement of Financial Condition

December 31, 2011

Certain expenses incurred by Alger mutual funds in excess of stated expense limits were reimbursed by FAM.

A summary of receivables from related party transactions as of December 31, 2011 are as follows:

	Amounts receivable at December 31, 2011		
	FAC	FAM	Total
Management and sub-advisory fees fees:			
Management fees	$ —	6,502,719	6,502,719
Total management and sub-advisory fees	—	6,502,719	6,502,719
Mutual fund fees:			
12b-1 and shareholder servicing fees	1,979,012	—	1,979,012
Sub-T/A fees	372,765	—	372,765
Fund administration fees	—	191,284	191,284
Shareholder administration fees	—	87,551	87,551
Total mutual fund fees	2,351,777	278,835	2,630,612
Commission fees:			
Brokerage commissions	—	—	—
Total related party receivables	$ 2,351,777	6,781,554	9,133,331

(c)   Mortgage Receivable

At December 31, 2011, included in prepaid expenses and other assets, FAM has a mortgage loan receivable from an officer of the Company in the amount of $1,100,000. The loan bears interest at a rate of 3.81% and is due August 31, 2012. The loan is secured by residential real estate.

(7)   Property and Equipment, Net

	Useful lives	Amount
Leasehold improvements	10 years	$ 11,500,076
Furniture and fixtures	7 years	3,452,666
Office machines	5 years	1,730,146
Computer software	5 years	4,296,153
Automobile	5 years	106,328
		21,085,369
Less accumulated depreciation and amortization		(12,598,704)
		$ 8,486,665

(Continued)

(8) Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following at December 31, 2011:

Accrued bonus	$	15,859,559
Deferred compensation plan payables		7,319,995
Accrued distribution fees		8,179,353
Other		3,034,807
Total accrued expenses and other liabilities	$	34,393,714

(9) Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2011, the Company had regulatory net capital of $55,195,810 and a regulatory net capital requirement of $549,615. The Company's ratio of aggregate indebtedness to regulatory net capital ratio was 0.15 to 1.

(10) Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Management believes that it is more likely than not that the net deferred tax asset will be realized and therefore no valuation allowance has been recorded. Significant components of the Company's deferred tax assets and deferred tax liabilities as of December 31, 2011 are as follows:

Deferred tax assets:		
Deferred compensation	$	966,589
Other		328,711
Total deferred tax assets		1,295,300
Less valuation allowance		—
Net deferred tax assets		1,295,300
Deferred tax liabilities:		
Built-in gains		(4,573,413)
Property and equipment		(130,902)
Unrealized gains		(605,243)
Total deferred tax liabilities		(5,309,558)
Net deferred tax liability	$	(4,014,258)

(Continued)

(11) Pension and Profit Sharing Plans

The Company sponsors a noncontributory, defined contribution, money purchase pension plan and a discretionary profit sharing plan. Each plan includes all officers and full-time employees who began employment prior to a plan entry date. These plans were frozen in March 1993 and contributions have ceased.

(a) 401(k) Plan

The Company also sponsors a contributory 401(k) plan. This plan includes all officers and full-time employees. The Company makes matching contributions equal to 100% of the participant's compensation contributed as pre-tax contributions subject to a maximum amount of $10,000 for each participant. The Company's practice is to fund its obligation under the plan currently.

(b) Deferred Compensation Plans

The Parent maintains three nonqualified deferred compensation plans (the Plans) for certain employees of the Company and FAM.

As more fully described in the Alger Associates, Inc. Incentive Plan (as amended and restated August 31, 2009) and the individual Award Agreements, the Parent may issue an award which is credited to the participant's "award account" and vests after four years. Pursuant to the plan, the award accounts are credited or debited with gains or losses based upon changes in values of notional investments in certain Alger Mutual Funds elected by the plan participant. The participant is also eligible for a matching contribution from the Parent of up to 175% of the original award. Both the vesting percentage attributable to the awards and the level of matching contributions are based on growth in the consolidated pre-tax net operating income of the Parent and its subsidiaries, as defined by the plan, and which may be adjusted by management according to the terms of the plan. As of December 31, 2011, $5,591,082 is reflected in accrued expenses and other liabilities.

In December 2009, the Parent adopted the Alger Associates, Inc. Equity Plan. Under the plan, a portion of eligible participant's annual bonus compensation is converted into Alger Equity Units (Units). Such Units participate in any dividend declared by the Parent on a notional basis as well as future appreciation or depreciation of the book value of the Parent, as more fully described in the Equity Plan. Any award issued under this plan vests equally over four years. A portion of the value of the participant's awards may be paid after seven years (if so elected by the recipient of the award) subject to certain further allowable deferral elections. If such deferral option is not elected, the entire value of the award will be paid on the earlier of a "termination of employment" or a "change in control" as such terms are defined in the plan. As of December 31, 2011, $1,672,814 is reflected in accrued expenses and other liabilities.

In April 2010, the Parent adopted a "Phantom Equity Grant Agreement," which granted phantom ownership of 5% to the Chief Executive Officer (the CEO) of the Parent. Under the terms of the agreement, the CEO participates in any dividend declared or distribution made by the Parent on a notional basis as well as future appreciation or depreciation of the fair value of the Parent, as more fully described in the agreement. The phantom equity granted under this agreement is fully vested.

(Continued)

The value of the phantom equity will be paid on the earlier of a "separation from service" or a "change in control" as such terms are defined in the plan. As of December 31, 2011, $7,701,000 is reflected in additional paid-in capital.

The Plans are intended to qualify under Section 409A of the Internal Revenue Code, which allows, among other things, for the participant to defer tax recognition until such time as the award is distributed to the participant.

(12) Commitments

The Company and FAM lease office space under noncancelable lease agreements expiring through 2021.

Minimum annual rental payments approximate:

Year ending December 31:		
2012	$	3,315,181
2013		2,953,537
2014		2,953,264
2015		2,680,191
2016		2,724,303
Thereafter		15,380,224
	$	30,006,700

Office leases contain provisions for escalation based upon certain increases in costs incurred by the lessor.

(13) Litigation

On August 31, 2005, the West Virginia Securities Commissioner (the WVSC), in an ex parte Summary Order to Cease and Desist and Notice of Right to Hearing, concluded that the Company and FAM had violated the West Virginia Uniform Securities Act (the WVUSA), and ordered the Company and FAM to cease and desist from further violations of the WVUSA by engaging in the market-timing-related conduct described in the order. The ex parte order provided notice of their right to a hearing with respect to the violations of law asserted by the WVSC. Other firms unaffiliated with the Company were served with similar orders. The Company and FAM intend to request a hearing for the purpose of seeking to vacate or modify the order.

(Continued)

(14) Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments to the financial statements resulting from subsequent events through March 12, 2012, the date the financial statements were available to be issued. As a result of this evaluation, the Company found no subsequent events that necessitated disclosures and/or adjustments to the financial statements.

(15) Correction of Prior Period Error

We have corrected our statement of financial condition and statement of changes in stockholder's equity to reflect corrections to the accounting treatment for the CEO equity plan in the prior year's financial statements. This correction was necessary due to an error in measuring the expense for 2010 as well as misclassification of the award as a liability instead of an increase in additional paid-in capital. These changes resulted in an increase to additional paid-in capital as of December 31, 2010 from $80,141,433 to $87,739,933 and a decrease in retained earnings (deficit) as of December 31, 2010 from $2,278,779 to $(3,849,627). The impact on net income was a decrease for the year ended December 31, 2010 from $22,417,771 to $16,289,365. These corrections were not considered to be material.

SUPPLEMENTARY REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control
Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
Fred Alger & Company, Incorporated:

In planning and performing our audit of the Consolidated Statement of Financial Condition of Fred Alger & Company, Incorporated and Subsidiary, a wholly owned subsidiary of Alger Associates, Inc., (the Company), as of December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's statement of financial condition will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 12, 2012